Exhibit 21.1
SUBSIDIARIES

Name	Jurisdiction of Organization

Allis-Chalmers Directional Drilling Services LLC	Texas
Allis-Chalmers Drilling LLC	Delaware
Allis-Chalmers Holdings Inc.	Delaware
Allis-Chalmers Management LLC	Texas
Allis-Chalmers Production Services LLC	Texas
Allis-Chalmers Rental Services LLC	Texas
Allis-Chalmers Tubular Services LLC	Texas
ALY do Brasil Servicos do Petroleo Ltda	Brazil
AirComp LLC	Delaware
BCH Energy do Brasil Serviços de Petróleo Ltda	Brazil
BCH Ltd.	Alberta
DLS Argentina Limited	British Virgin Islands
DLS Drilling, Logistics and Services Company	British Virgin Islands
Drilling Logistics and Services de Mexico	Mexico
Petro-Rentals LLC	Louisiana
Rebel Rentals LLC	Louisiana
Tanus Argentina S.A.	Argentina